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                              July 3, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed June 5, 2023
                                                            File No. 001-40760

       Dear Daniel Jones:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A, Filed June 5, 2023

       Q: What is the value of the Merger consideration?, page 2

   1. We note your disclosure here describing the total consideration for the Merger being
                                                        $60,000,000 in cash and
159,866,898 in shares of SeqLL common stock. We also note
                                                        that as part of this
proxy you are asking for approval for a 30 to 1 reverse stock split.
                                                        Please clarify the
disclosure in this section to make clear where in the sequence of the reverse stock split and
the increase in authorized common stock this total falls, such that shareholders may better
compare the proposed Merger consideration to their own
                                                        holdings.
       Risks Related to the Merger Proposal
       The merger is subject to a number of conditions., page 17

   2. We note your disclosure on pages 92 and F-6 that Nasdaq has provided you with notice that SeqLL is not in
compliance with the minimum bid price requirement. Please disclose
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         the risk here, or in a standalone risk factor, that should you be unable to satisfy Nasdaq's requirements in the allotted time, Nasdaq may delist SeqLL's common stock and disclose the consequences of any delisting. We note that continued listing is a condition of the
         Merger; clarify whether this condition may be waived by either or both parties.
The Merger will result in changes to SeqLL's board of directors and management that may affect the strategy and operations..., page 20

3. We note that following the merger, only David Pfeffer will remain from the current
         SeqLL board. Please include this disclosure, either here or in a standalone risk factor, that post-merger the majority of your officers and directors will have no or limited experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. SeqLL stockholders will experience immediate dilution..., page 23

4. Elaborate upon this risk factor to discuss in greater detail the additional risks of dilution from the Capital Raise, by providing an estimated number of shares that may be issued in such transaction, as well as the risks of the Stock Distribution. Risks Related to Lyneer's Business, page 26

5. Revise to include a risk factor that quantifies the amount of debt Lyneer currently has outstanding and the repayment terms associated with such debt. Explain how Lyneer intends to repay such amounts when due, and any risks associated with failure to repay such debt, considering the historical failure of Lyneer to make certain payments due under the Seller and Earnout Notes.
Lyneer faces risks associated with litigation and claims., page 27

6. We note your disclosure here that Lyneer is subject to a number of lawsuits and class action lawsuits. Please provide some additional details as to the nature and potential size of these lawsuits and class action lawsuits. In addition, please also include a "legal proceedings" sub-section to the "Information About Lyneer" section consistent with Item
         103 of Regulation S-K.
Lyneer has customer concentration, page 28

7. Revise to clarify the terms of any agreement Lyneer has with this customer, including the duration.
Lyneer Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021:, page 34

8. We note your aggregation of the results of operations of the Successor period from August
         31, 2021 to December 31, 2021 with those of the Predecessor period from January 1,
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         2021 to August 30, 2021. Please tell us how you determined it is appropriate to combine these results as your current discussion combines two different bases of accounting.
         Please advise or revise your discussion.
9. Please quantify the extent to which changes in service revenue are attributable to changes in prices or to changes in the volume of services being sold. Refer to
Item 303(b)(2)(iii)
         of Regulation S-K.
Adjusted EBITDA, page 36

10. We note the adjustments for "severance and salary reductions for staff positions eliminated and not replaced" to arrive at the non-GAAP measure
Adjusted
         EBITDA. Please tell us more about the reduction in force that occurred in the year ended
         December 31, 2022 and the three months ended March 31, 2023. Additionally, tell us how the adjustments are in compliance with Question 100.01 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures (C&DI   s).
11. We note litigation costs as an adjustment to arrive at the non-GAAP measure Adjusted
         EBITDA. Please tell us how the adjustment is in compliance with the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures (C&DI   s).
Liquidity and Capital Resources, page 38

12. Please revise your disclosure to provide a comparative analysis of changes in the reported amount in each operating, investing and financing cash flows from period to period.
         Refer to Item 303(b) of Regulation S-K for guidance regarding material changes.
Revolver, page 39

13. We note your disclosure that Lyneer maintains a revolver with IDC of $125 million.
         However, on page 40 you disclose that as of March 31, 2023 the balance of the revolver was $66,060,944 and the available borrowing capacity as of the same date was
         $18,316,513. Clarify, if true, that this amount excludes a portion of the amount due under the revolver that IDC has agreed to pay and quantify this amount, with a view to explaining the difference in the amounts you disclose here and the total capacity of $125 million.
Proposal I: The Merger Proposal, page 64

14. In an appropriate place in your disclosure, revise to provide a graphical depiction of the merger and related transactions discussed in the proxy statement and depict the ownership interests of each entity before and after the transactions. Background of the Merger, page 65

15. Elaborate upon the nature of the "preliminary diligence information regarding Atlantic"
         that was provided after the January 25, 2023 introductory e-mail. Disclose the terms of the
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SeqLL, Inc.
July 3, 2023
Page 4
         letter of intent Atlantic signed with Lyneer at the time Mr. Bressman reached out to Mr.
         Jones, including any valuation amounts, and explain whether the terms of that letter of intent were revised up to the time of execution of the Merger
Agreement.
16. Disclose the material terms of the various drafts of the letter starting with the "high-level"
         version shared on January 27, 2023 up to the final version approved by the Board on
         February 2, 2023. Identify the "improved terms" Mr. Jones had negotiated. Disclose any valuation or consideration terms included in the drafts and how and why such amounts evolved, if at all.
17. We note your disclosure on page 66 that over the weekend of January 28 and 29 you considered the fact that Atlantic would not continue SeqLL's current line of business. We also note that by February 2nd the board of SeqLL had provided its unanimous consent to enter into a non-binding letter of intent with Atlantic. Please clarify when the board of
         SeqLL was able to discuss the end of their current line of business and pursue a brand new line of business following the Merger.
18. Explain how you arrived at the $12 million amount of equity value to be provided to existing SeqLL stockholders post-merger.
19. Please disclose if any alternatives to Atlantic were considered. If none, please disclose as much.
20. We note your disclosure on page 66 that on February 3, 2023 the preliminary draft of the merger agreement was shared and on page 68 that on April 28, 2023 McKim's evaluation deemed the consideration for the transaction as fair to the SeqLL shareholders. Please clarify how the amount of consideration was ultimately arrived at in the intervening time.
21. Identify the independent director that was chosen to represent SeqLL stockholders, which was proposed by the Board in late February and early March 2023, and the role that such director played throughout the ensuing negotiations.
Merger Consideration, page 77

22. Provide an example of how the adjustment mechanism will adjust the consideration in the
         Merger by disclosing a hypothetical example using an Offering Price of less than $.864.
         Consider using a current stock price, if appropriate, to illustrate the mechanism.
Proposal III - The Reverse Stock Split Proposal
Reasons for the Reverse Stock-Split, page 92

23. We note that you had until June 19, 2023 to regain compliance with Nasdaq's minimum
FirstName LastNameDaniel Jones
        bid price requirement. In this regard, your Form 8-K dated June 20, 2023 discloses your
Comapany     NameSeqLL,
        intent             Inc. determination to a hearings panel. Please
update your disclosure
               to appeal Nasdaq   s
July 3, as to your
        2023   Pagecurrent
                    4      status.
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Proposal VII: Asset Sale Proposal
Reasons for the Asset Purchase Agreement, page 105

24. Disclose the value of the pre-Merger business operations and assets, as well as pre-merger liabilities, that were considered by SeqLL's board of directors. In this regard, we note your risk factor disclosure indicating that certain liabilities will not or may not be transferred.
         Explain how you arrived at the de minimis amount of consideration that is being offered for such assets.
25. Disclose whether the Board considered any risks or negative factors relating to the proposed asset sale, including Mr. Jones' conflicts in negotiating the terms of the asset sale.
Necessity for Stockholder Approval, page 106

26. Clarify the number of shares that would need to vote in favor of the Asset Purchase
         Agreement in order to receive stockholder approval for the transaction. Clarify whether
         "certain of the employees of SeqLL" that are purchasing the business operations of SeqLL are also shareholders of SeqLL and, if so, why they are considered "disinterested"
         stockholders.
Information about Lyneer, page 137

27. In an appropriate place in this discussion, explain the material terms of the agreements you enter into with your clients in connection with each of the services you provide.
Directors and Executive Officers
Directors and Executive Officers Following the Merger, page 144

28. We note on page 28 your risk factor describing security breaches and cybersecurity risks and risks of data loss due to security breaches as a material risk to Lyneer's business.
         Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board's role in overseeing your cybersecurity risks, including in connection with the company's third party providers.
Financial Statements, page F-1

29. Please tell us your consideration of providing audited financial statements of Atlantic
         Acquisition Corp and the accounting basis for your conclusion. Additionally, we note that the column for "Atlantic historical" in the unaudited pro forma financial information section is currently blank. Please advise.
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Lyneer Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition
Temporary Placement Services Revenue, page F-66

30. Please expand your revenue recognition policy to discuss the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. For instance, you should disclose the typical time frame and payment terms of contracts.
         Refer to ASC 606-10-50-1 and 606-10-50-12.
Note 7: Goodwill and Goodwill Impairment, page F-70

31. We note the entire balance of goodwill recognized in the IDC transaction was impaired in the same period as the transaction. Please expand the disclosure to explain in more detail the facts and circumstances leading to the impairment charge. See ASC 350-20-50-2(a).
General

32. Tell us the exemption relied upon for the issuance of shares in the merger transaction, and the basis for such reliance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Eric M. Hellige